UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of February 2014

Given Imaging Ltd.
(Translation of Registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of Principal Executive Offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

On February 3, 2014, Given Imaging issued a press release entitled “Given Imaging Receives FDA Clearance for PillCam® COLON in Patients Following Incomplete Colonoscopy.”  A copy of this press release is attached to this report as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: February 3, 2014	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release entitled “Given Imaging Receives FDA Clearance for PillCam® COLON in Patients Following Incomplete Colonoscopy.”